SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               -------------------

                                 SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                      American Water Works Company, Inc.
                               (Name of Issuer)

                    Common Stock, par value $1.25 per share
                        (Title of Class of Securities)

                                   030411 10 2
                                (CUSIP Number)

                              Dr. Georg Muller
                            RWE Aktiengesellschaft
                                 Opernplatz 1
                            D-45128 Essen, Germany
                               011 49-201-12-00

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 With a copy to:
                              Peter S. Wilson, Esq.
                            Cravath, Swaine & Moore
                                Worldwide Plaza
                               825 Eighth Avenue
                              New York, NY 10019
                                (212) 474-1000

                               September 16, 2001
             (Date of Event Which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                (Page 1 of 13)
                         (Exhibit Index is at page 7)

CUSIP No. 030411 10 2

======= =======================================================================
  1     Names of Reporting Persons
        I.R.S. Identification Nos. of Above Persons (entities only)
        RWE AKTIENGESELLSCHAFT

======= =======================================================================
  2     Check the Appropriate Box if a Member
        of a Group (See Instructions)                      (a)  [ ]
                                                           (b)  [ ]
======= =======================================================================
  3     SEC Use Only
======= =======================================================================
  4     Source of Funds (See Instructions)
        WC, 00
======= =======================================================================
  5     Check if Disclosure of Legal Proceedings is Required Pursuant
        to Items 2(d) or 2(e)     [ ]
======= =======================================================================
  6     Citizenship or Place of Organization
        Federal Republic of Germany
===============================================================================

   Number of         7    Sole Voting Power
    Shares                0
 Beneficially        8    Shared Voting Power
 Owned by Each            24,186,876
   Reporting         9    Sole Dispositive Power
  Person With             0
                    10    Shared Dispositive Power
                          22,934,944
===============================================================================
  11    Aggregate Amount Beneficially Owned by Each Reporting Person
        24,186,876
======= =======================================================================
  12    Check if the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions)    [ ]
======= =======================================================================
  13    Percent of Class Represented by Amount in Row (11)
        24.2%
======= =======================================================================
  14    Type of Reporting Person (See Instructions)
        CO
===============================================================================

CUSIP No. 030411 10 2

======= =======================================================================
  1     Names of Reporting Persons
        I.R.S. Identification Nos. of Above Persons (entities only)
        THAMES WATER AQUA HOLDINGS GMBH

======= =======================================================================
  2     Check the Appropriate Box if a Member
        of a Group (See Instructions)                      (a)  [ ]
                                                           (b)  [ ]
======= =======================================================================
  3     SEC Use Only
======= =======================================================================
  4     Source of Funds (See Instructions)
        WC, 00
======= =======================================================================
  5     Check if Disclosure of Legal Proceedings is Required Pursuant
        to Items 2(d) or 2(e)     [ ]
======= =======================================================================
  6     Citizenship or Place of Organization
        Federal Republic of Germany
===============================================================================

   Number of         7    Sole Voting Power
    Shares                0
 Beneficially        8    Shared Voting Power
 Owned by Each            24,186,876
   Reporting         9    Sole Dispositive Power
  Person With             0
                    10    Shared Dispositive Power
                          22,934,944
===============================================================================
  11    Aggregate Amount Beneficially Owned by Each Reporting Person
        24,186,876
======= =======================================================================
  12    Check if the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions)    [ ]
======= =======================================================================
  13    Percent of Class Represented by Amount in Row (11)
        24.2%
======= =======================================================================
  14    Type of Reporting Person (See Instructions)
        CO
===============================================================================

Item 1.  Security and Issuer

          This statement relates to the common stock, $1.25 par value per share ("Common Stock"), of American Water Works Company, Inc., a Delaware corporation ("AWW"), with its principal executive offices at 1025 Laurel Oak Road, P.O. Box 1770, Voorhees, New Jersey 08043.


Item 2.  Identity and Background

          This statement is filed by RWE Aktiengesellschaft, a corporation organized under the laws of the Federal Republic of Germany ("RWE"). The address of the principal office and the principal business of RWE is Opernplatz 1, D-45128 Essen, Germany. The principal business of RWE is that of a holding company for a leading international energy-based industrial conglomerate.

          For information with respect to the identity and background of each director and executive officer of RWE, see Schedule A attached hereto.

          This statement is also filed by Thames Water Aqua Holdings GmbH, a limited liability company organized under the laws of the Federal Republic of Germany ("Parent") and a wholly owned subsidiary of RWE. The address of the principal office and the principal business of Parent is Opernplatz 1, D-45128 Essen, Germany. The principal business of Parent is that of a holding company for a leading international water-based industrial conglomerate.

          For information with respect to the identity and background of each director and executive officer of Parent, see Schedule B attached hereto.

          During the last five years, none of RWE, Parent or, to the best of their knowledge, any person identified on Schedule A or B (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

          Parent and the stockholders of AWW that are parties thereto (the "Stockholders") entered into a Voting Agreement dated as of September 16, 2001 (the "Voting Agreement," the terms of which are hereby incorporated by reference). The Stockholders were required to enter into the Voting Agreement in order to induce Parent to enter into the Agreement and Plan of Merger dated as of September 16, 2001, among RWE, Parent, Apollo Acquisition Company, a Delaware corporation ("Sub"), and AWW (the "Merger Agreement," the terms of which are hereby incorporated by reference) providing for the merger of Sub with and into AWW (the "Merger"), with AWW surviving the Merger as a wholly owned subsidiary of Parent. It is presently expected that the consideration to be paid by Parent to the holders of Common Stock pursuant to the Merger Agreement will be financed by RWE and Parent through the issuance of debt securities and cash on hand.

Item 4.  Purpose of Transaction

          Parent required the Stockholders to enter into the Voting Agreement in order to induce Parent to enter into the Merger Agreement. Pursuant to the terms of the Voting Agreement, the Stockholders have agreed, among other things, (i) to vote all the shares of Common Stock owned by them in favor of the approval and adoption of the Merger Agreement and the Merger and against
(a) any Takeover Proposal (as defined in the Merger Agreement), other than the Merger Agreement and the Merger; (b) any proposal, action or transaction, with certain exceptions, that would reasonably be expected to materially impede or delay the Merger, or materially adversely affect the Merger Agreement or the consummation of the Merger or (c) any amendment, with certain exceptions, to AWW's Restated Certificate of Incorporation or By-laws which amendment would reasonably be expected to materially impede or delay the Merger, or materially adversely affect the Merger Agreement or the consummation of the

Merger; and (ii) with certain exceptions, not to sell, transfer, pledge, encumber, assign or otherwise dispose of such shares, unless the transferee party agrees to be bound by the Voting Agreement. The Voting Agreement terminates upon the earlier to occur of (x) the completion of the Merger; (y) the termination of the Merger Agreement in accordance with its terms; or (z) with respect to any Stockholder, any amendment to the Merger Agreement that
(A) is material and adverse to such Stockholder and (B) is executed subsequent to the date of the Voting Agreement. The name of each Stockholder and the number of outstanding shares of Common Stock held by such Stockholder and subject to the Voting Agreement as of September 16, 2001 are set forth on the signature pages thereto and are incorporated herein by reference.

          In addition to providing for the Merger, the Merger Agreement provides, among other things, for changes to the board of directors, certificate of incorporation and by-laws of AWW at the effective time of the Merger. The Merger Agreement also restricts AWW from, among other things, engaging in certain transactions, including extraordinary corporate transactions (other than the Merger), making certain acquisitions, selling certain assets, incurring certain indebtedness, changing its capitalization in certain respects and paying certain dividends and otherwise requires AWW to operate in the ordinary course of business. In connection with the Merger, it is expected that the Common Stock will be delisted from all exchanges upon which it is listed and will become eligible for termination of registration under the Securities Exchange Act of 1934.

Item 5.  Interest in Securities of the Issuer

          (a) and (b) As of September 16, 2001, the shares subject to the Voting Agreement consisted of 24,186,876 shares of Common Stock, representing approximately 24.2% of the issued and outstanding shares of Common Stock as of September 10, 2001, as represented by AWW in the Merger Agreement.

          By virtue of the Voting Agreement, Parent may be deemed to share with the Stockholders the power to vote or, with certain exceptions, dispose of shares of Common Stock subject to the Voting Agreement. However, Parent is not entitled to any rights as a stockholder of AWW as to the shares of Common Stock covered by the Voting Agreement.

          By virtue of Parent being a wholly-owned subsidiary of RWE, RWE may be deemed to share with the Stockholders the power to vote or, with certain exceptions, dispose of shares of Common Stock subject to the Voting Agreement. However, RWE is not entitled to any rights as a stockholder of AWW as to the shares of Common Stock covered by the Voting Agreement.

          Pursuant to Rule 13d-4 under the Act, RWE and Parent hereby state that this Schedule 13D shall not be deemed an admission that either RWE or Parent is, for purposes of Section 13(d) of the Act, the beneficial owner of any equity securities of AWW.

          (c) Except as described in this Schedule 13D, there have been no transactions in the shares of Common Stock effected by RWE, Parent or, to the best of their knowledge, any person identified on Schedule A or B, during the last sixty days.

          (d) and (e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          The information set forth under Items 4 and 5 above and the Exhibits attached hereto are incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits

          Exhibit 1: Agreement and Plan of Merger dated as of September 16, 2001, among RWE, Parent, Sub and AWW.

          Exhibit 2: Voting Agreement dated as of September 16, 2001, among Parent and the Stockholders.

                                   Signature


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   September 25, 2001


                                        RWE AKTIENGESELLSCHAFT



                                        By: /s/ Georg Lambertz
                                           -----------------------------------
                                            Name:  Georg Lambertz
                                            Title: Senior Vice President Finance



                                        By: /s/ Georg Muller
                                           -----------------------------------
                                            Name:  Georg Muller
                                            Title: General Counsel



                                        THAMES WATER AQUA HOLDINGS GMBH



                                        By: /s/ Dr. Richard Klein
                                           -----------------------------------
                                            Name:  Dr. Richard Klein
                                            Title: Managing Director



                                        By: /s/ Dr. Klaus Sturany
                                           -----------------------------------
                                            Name:  Dr. Klaus Sturany
                                            Title: Managing Director

                                 EXHIBIT INDEX



Exhibit No.       Document

Exhibit 1 Agreement and Plan of Merger dated as of September 16, 2001, among RWE Aktiengesellschaft, Thames Water Aqua Holdings GmbH, Apollo Acquisition Company and American Water Works Company, Inc.

Exhibit 2 Voting Agreement dated as of September 16, 2001, among Thames Water Aqua Holdings GmbH and the stockholders of American Water Works Company, Inc. that are parties thereto.

                                  Schedule A
                                  ----------

          RWE's business is managed by an Executive Board currently consisting of six members. Under German law, the Executive Board has management responsibility for RWE and broad authority to take actions in the name of RWE, subject to the authority expressly reserved by the German Stock Corporation Law and by RWE's Articles of Association to the shareholders or the Supervisory Board. The following list sets forth the (i) name and (ii) citizenship of the members of RWE's Executive Board. In each case, the present principal occupation or employment and the name, principal business and the address of the corporation or other organization in which such employment is conducted is: Member of the Executive Board, RWE Aktiengesellschaft, holding company, Opernplatz 1, D-45128 Essen, Germany.

Dr. Richard R. Klein

          Dr. Klein's country of citizenship is Germany.

Dr. Dietmar Kuhnt

          Dr. Kuhnt's country of citizenship is Germany.

Dr. Gert Maichel

          Dr. Maichel's country of citizenship is Germany.

Manfred Remmel

          Mr. Remmel's country of citizenship is Germany.

Dr. Klaus Sturany

          Dr. Sturany's country of citizenship is Austria.

Jan Zilius

          Mr. Zilius's country of citizenship is Germany.


          The Supervisory Board supervises the management of RWE by the Executive Board and has the responsibility of making whatever ongoing checks and inspections it deems appropriate and of reviewing such documents as it deems necessary or appropriate for the performance of its duties. The following list sets forth the (i) name, (ii) business address, (iii) present principal occupation or employment and the name, address and principal business (where applicable) of the corporation or organization in which such employment is conducted and (iv) citizenship of each member of RWE's Supervisory Board.


Dr. Paul Achleitner
Allianz Aktiengesellschaft
Koniginstrasse 28
80802 Munchen
Germany

          Dr. Achleitner is a Member of the Board of Management of Allianz Aktiengesellschaft, Koniginstrasse 28, 80802 Munchen (insurance business). Dr. Achleitner's country of citizenship is Austria.

Carl-Ludwig von Boehm-Bezing
Deutsche Bank Aktiengesellschaft
Taunusanlage 12
60325 Frankfurt am Main
Germany

          Mr. von Boehm-Bezing is the former Member of the Group Board of managing directors of Deutsche Bank Aktiengesellschaft, Taunusanlage 12, 60325 Frankfurt am Main (banking business). Mr. von
          Boehm-Bezing's country of citizenship is Germany.


Frank Bsirske
ver.di Vereinte Dienstleistungsgewerkschaft e. V.
Potsdamer Platz 10
10785 Berlin
Germany

          Mr. Bsirske is the Chairman of ver.di Vereinte
          Dienstleistungsgewerkschaft e. V., Potsdamer Platz 10, 10785 Berlin, Germany (labor union). Mr. Bsirske's country of citizenship is Germany.


Burkhard Drescher
Stadt Oberhausen
Schwarzstr. 72
46042 Oberhausen
Germany

          Mr. Drescher is the Lord Mayor of the City of Oberhausen, Stadt Oberhausen, Schwarzstr. 72, 46042 Oberhausen, Germany. Mr. Drescher's country of citizenship is Germany.


Johann Heiss
RWE Solutions Aktiengesellschaft
Landshuter Strasse 65
84030 Ergolding
Germany

          Mr. Heiss is an electrician at RWE Solutions Aktiengesellschaft, Landshuter Strasse 65, 84030 Ergolding, Germany (service business). Mr. Heiss's country of citizenship is Germany


Ralf Hiltenkamp
Edelhoff Umwelt Services GmbH & Co. KG
Hegestuck 20
58640 Iserlohn
Germany

          Mr. Hiltenkamp is a machine fitter at Edelhoff Umwelt Services GmbH & Co. KG, Hegestuck 20, 58640 Iserlohn, Germany (service business). Mr. Hiltenkamp's country of citizenship is Germany.


Heinz-Eberhard Holl
Landkreis Osnabruck
Am Scholerberg 1
49082 Osnabruck
Germany

          Mr. Holl is the Chief Administrative Officer of Landkreis Osnabruck, Landkreis Osnabruck, Am Scholerberg 1, 49082 Osnabruck, Germany. Mr. Holl's country of citizenship is Germany.

Berthold Huber
IG Metall
Bezirk Baden-Wurttemberg
Holzelweg 2
70191 Stuttgart
Germany

          Mr. Huber is the Head of the Baden-Wurttemberg district of IG Metall Trade Union, IG Metall, Bezirk Baden-Wurttemberg , Holzelweg 2, 70191 Stuttgart, Germany (labor union). Mr. Huber's country of citizenship is Germany.


Berthold Krell
RWE Net Aktiengesellschaft
Netzregion Sud
Friedrichstrasse 60
57072 Siegen
Germany

          Mr. Krell is a chief fitter at RWE Net Aktiengesellschaft, Netzregion Sud, Friedrichstrasse 60, 57072 Siegen, Germany (energy business). Mr. Krell's country of citizenship is Germany.


Dr. Gerhard Langemeyer
Stadt Dortmund
Friedensplatz 1
44135 Dortmund
Germany

          Dr. Langemeyer is the Lord Mayor of the City of Dortmund, Stadt Dortmund, Friedensplatz 1, 44135 Dortmund, Germany. Dr. Langemeyer's country of citizenship is Germany.


Dr. h.c. Friedel Neuber
Westdeutsche Landesbank Girozentrale
Herzogstrasse 15
40217 Dusseldorf
Germany

          Dr. Neuber is the former President and CEO of Westdeutsche Landesbank Girozentrale, Herzogstrasse 15, 40217 Dusseldorf, Germany (banking business). Dr. Neuber's country of citizenship is Germany.


Dr. Wolfgang Reiniger
Stadt Essen
Rathaus
45121 Essen
Germany

          Dr. Reiniger is the Lord Mayor of the City of Essen, Rathaus, 45121 Essen, Germany. Dr. Reiniger's country of citizenship is Germany.


Gunter Reppien
RWE Power Aktiengesellschaft
Am Hilgenberg
49811 Lingen
Germany

          Mr. Rippien is a chief fitter at RWE Power Aktiengesellschaft, Am Hilgenberg, 49811 Lingen, Germany (energy business). Mr. Reppien's country of citizenship is Germany.

Bernhard von Rothkirch
RWE Rheinbraun AG
Tagebau Inden
Durwisserstrasse
52249 Eschweiler
Germany

          Mr. von Rothkirch is a chief engineer at RWE Rheinbraun AG, Tagebau Inden, Durwisserstrasse, 52249 Eschweiler, Germany (lignite business). Mr. von Rothkirch's country of citizenship is Germany.


Dr. Manfred Schneider
Bayer AG
51368 Leverkusen
Germany

          Dr. Schneider is the President and CEO of Bayer AG, 51368 Leverkusen, Germany (chemical business). Dr. Schneider's country of citizenship is Germany.


Ernst-W. Stuckert
RWE-DEA Aktiengesellschaft fur Mineraloel und Chemie
Uberseering 40
22297 Hamburg
Germany

          Mr. Stuckert is the Commercial Officer of RWE-DEA Aktiengesellschaft fur Mineraloel und Chemie, Uberseering 40, 22297 Hamburg, Germany (oil and petrochemical business). Mr. Stuckert's country of citizenship is Germany.


Klaus-Dieter Sudhofer
IG Bergbau, Chemie, Energie
Konigsworther Platz 6
30167 Hannover
Germany

          Mr. Sudhofer is the Trade Union Secretary Deputy Chairman, IG Bergbau, Chemie, Energie Trade Union, Konigsworther Platz 6, 30167 Hannover, Germany (labor union). Mr. Sudhofer's country of citizenship is Germany.


Dr. Alfons Friedrich Titzrath
Dresdner Bank AG
Konigsallee 37
40212 Dusseldorf
Germany

          Dr. Titzrath is a member of the Supervisory Board of Dresdner Bank AG, Konigsallee 37, 40212 Dusseldorf, Germany (banking business). Dr. Titzrath's country of citizenship is Germany.

Prof. Karel Van Miert
University Nyenrode
Straatweg 25
3621 BG Breukelen
Netherlands

          Mr. Van Miert is the President of the University Nyenrode, Straatweg 25, 3621 BG Breukelen, Netherlands (education). Mr. Van Miert's country of citizenship is Belgium.


Erwin Winkel
Tagebau Hambach
Heideweg
52382 Niederzier
Germany

          Mr. Winkel is a power systems electronics engineer at Tagebau Hambach, Heideweg, 52382 Niederzier, Germany (lignite business). Mr. Winkel's country of citizenship is Germany.

                                  Schedule B

          Parent is a German limited liability company, known as a Gesellschaft mit beschraenkter Haftung. As such, Parent's business is managed by three managing directors who are functionally equivalent to the directors and executive officers of a corporation. The following list sets forth the (i) name (ii) business address and (iii) citizenship of each of Parent's managing directors. In each case, unless otherwise indicated, the present principal occupation or employment and the name, principal business and address of the corporation or other organization in which such employment is conducted is:
Member of the Executive Board, RWE Aktiengesellschaft, holding company, Opernplatz 1, D-45128 Essen, Germany.


Dr. Richard R. Klein
Thames Water Aqua Holdings GmbH
Opernplatz 1
D-45128 Essen
Germany

          Dr. Klein's country of citizenship is Germany.

Dr. Klaus Sturany
Thames Water Aqua Holdings GmbH
Opernplatz 1
D-45128 Essen
Germany

          Dr. Sturany's country of citizenship is Austria.

William Alexander
Thames Water Plc
Clearwater Court
Vastern Road
Reading RG1 8DB
United Kingdom

          Mr. Alexander is the Chief Executive Officer of Thames Water Plc, Clearwater Court, Vastern Road, Reading RG1 8DB, United Kingdom (water and wastewater services). Mr. Alexander's country of citizenship is the United Kingdom.